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                                                                   EXHIBIT 99.2

                                                  CONTACT:

                                                  Charles M. Caporale
                                                  Vice President/CFO
                                                  Women First HealthCare, Inc.
                                                  858-509-3806
                                                  ccaporale@womenfirst.com

                                                  Diane Donohue
                                                  Director, Public Relations
                                                  Women First HealthCare, Inc.
                                                  858-509-3860
                                                  ddonohue@womenfirst.com

WOMEN FIRST HEALTHCARE ANNOUNCES COMPLETION OF $31.5 MILLION PRIVATE PLACEMENT OF COMMON STOCK

SAN DIEGO, CA, AUGUST 8, 2001 - Women First HealthCare, Inc. (Nasdaq: WFHC) today announced that it has completed the sale of 3.5 million newly issued, unregistered shares of its common stock in a private offering to selected institutional and private investors. The stock was priced Thursday, August 2, 2001 at $9 per share, a 10% discount to an average trading price of Women First, for gross proceeds of $31.5 million. There is no reset provision, and there are no warrants included in the sale. The shares are unregistered and restricted for a lockup period until effectiveness of a registration statement, which is expected to be filed with the SEC within 30 days of closing. These shares may not be offered or sold in the United States absent registration or applicable exemption from registration requirements.

The proceeds of the offering will be used primarily to advance Women First's ability to negotiate the acquisition of additional pharmaceutical products. The funds will also be used for general working capital purposes and for marketing support opportunities.

About Women First HealthCare, Inc.

Founded in 1996, Women First HealthCare, Inc. is a San Diego-based specialty pharmaceutical company. Its mission is to help midlife women make informed choices regarding their health care needs and to provide pharmaceutical and lifestyle products to meet those needs. Women First is specifically targeted to women age 40+ and their clinicians. The Company's Pharmaceutical Division, which includes a nationwide team of experienced sales specialists, contacts primarily OB/GYNs and Nurse Practitioners with estrogen replenishment options--ORTHO-EST(R) Tablets (estropipate) and Esclim(TM) (estradiol transdermal system)--and the prescription headache management product, Midrin(R) (isometheptene mucate, USP, dichloralphenazone, USP and acetaminophen, USP). The Consumer Business is responsible for Daily Difference(TM) dietary supplements, developed in consultation with Tufts University School of Nutrition Science and Policy, and the Company's line of self-care products available through its As We Change(R) national mail order catalog and Internet retailer, www.aswechange.com. Trialogue(TM), the Corporate Marketing Division, is responsible for providing access to Women First's network of opinion leaders and clinicians through strategic marketing programs for sale to major pharmaceutical companies. The Company's business strategy includes the acquisition and licensing of additional prescription products that support its mission. Further information about Women First can be found online at www.womenfirst.com.


                                     -more-

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WOMEN FIRST HEALTHCARE ANNOUNCES COMPLETION OF $31.5 MILLION PRIVATE PLACEMENT
OF COMMON STOCK 2-2-2

ORTHO-EST(R) Tablets and Esclim(TM) are indicated for the relief of moderate to severe vasomotor symptoms associated with menopause. ORTHO-EST(R) Tablets are also indicated for the prevention of osteoporosis. The most commonly reported side effects of ORTHO-EST(R) Tablets and Esclim(TM) are those typical of estrogen replenishment therapy: breast tenderness, headache, nausea, and abdominal pain. Estrogens have been reported to increase the risk of endometrial carcinoma in postmenopausal women. Estrogens are contraindicated in patients with known or suspected pregnancy, undiagnosed abnormal genital bleeding, known or suspected breast cancer, known or suspected estrogen-dependent neoplasia, or active thrombophlebitis or thromboembolic disorders. Midrin(R) is indicated for relief of tension and vascular headaches. Midrin(R) is contraindicated in glaucoma and/or severe cases of renal disease, hypertension, organic heart disease, hepatic disease, and in those patients who are on monoamine-oxidase
(MAO) inhibitor therapy. Caution should be observed in hypertension, peripheral vascular disease and after recent cardiovascular attacks. Adverse reactions can include transient dizziness and skin rash in hypersensitive patients, which can usually be eliminated by reducing dosage. For more information about these products or to see the package insert, please visit www.womenfirst.com, Rx Products area.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: This press release may contain certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to various risks, and Women First HealthCare, Inc. cautions you that any forward-looking information is not a guarantee of future performance. Women First HealthCare, Inc. disclaims any intent or obligation to update these forward-looking statements. Actual results could differ materially due to a number of factors, including (i) we have incurred significant losses since we were founded in November 1996, and if midlife women do not use, and their clinicians do not recommend, the products we offer, we will continue to experience significant losses; (ii) there is a limited market awareness of our Company and the products and services we offer;
(iii) we may not be able to identify appropriate licensing, co-promotion or acquisition candidates in the future or to take advantage of the opportunities we identify; (iv) we and our products face significant competition; (v) if we do not successfully manage any growth we experience, we may experience increased expenses without corresponding revenue increases; (vi) we are dependent on single sources of supply for all of the products we offer; and (vii) additional factors set forth in the Company's Securities and Exchange Commission filings including its Annual Report on Form 10-K for the period ended December 31, 2000 and its Form 10-Q for the period ending March 31, 2001.

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